

Mail Stop 4631

May 12, 2010

Mr. Robert F. Hull, Jr.
Lowe's Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117

> **RE:** **Lowe's Companies, Inc.**
> **Form 10-K for the fiscal year ended January 29, 2010**
> **Filed March 30, 2010**
> **File # 1-7898**

Dear Mr. Hull:

We have reviewed your filings and have the following comments. We have limited our review to only disclosures concerning long-lived asset impairment and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 29, 2010

Critical Accounting Policies and Estimates
Long-Lived Asset Impairment- Operating Stores
1. We note that you evaluate your operating stores for impairment on a quarterly basis. Therefore, to the extent that any of your operating stores, or group of stores, have estimated fair values that are not substantially in excess of their carrying values and the value for such stores, in the aggregate or individually, if

impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures in future annual and quarterly filings:

- The percentage by which fair value exceeds carrying value as of the most-recent test.
- The carrying value of the operating stores or group of stores.
- A description of the material assumptions that drive estimated fair value.
- A discussion of any uncertainties associated with each key assumptions
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your operating stores, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant